September 17, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Nalbantian/ Ms. Ransom

Re:	Safe & Green Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-288988)
Filed August 15, 2025

Dear Mr. Nalbantian and Ms. Ransom:

On behalf of Safe & Green Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 25, 2025 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement to the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 16

1.	We note your response to prior comment 1 and reissue in part. We acknowledge the update throughout the registration statement from 12,464,326 total outstanding Common Stock to 30,024,771 total outstanding Common Stock. However, the beneficial ownership table has not been updated to reflect the proportional changes in the percentage of holdings held by shareholders. Please revise or advise.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the Security Ownership of Certain Beneficial Owners and Management table on page 16 as requested by the Staff and have also updated the numbers throughout the Registration Statement to account for the 1:64 Reverse Stock Split, effectuated on September 8, 2025.

General

2.	We note your response to prior comment 2 and reissue in part.

●	In your response, in the subsection titled “Factor 4: The Amount of Shares Involved,” you state that the 4 Selling Stockholders are selling a number of shares “representing approximately 59.63% of the Common Stock outstanding as of August 11, 2025.” We also note that on page 17 of the registration statement that each of the Selling Stockholders beneficially own 75,000,000. Please describe how you calculated that 75,000,000 shares of Common Stock represents 59.63% of 30,024,771 shares of Common Stock outstanding. Explain how the 4 Selling Shareholders you mention here reconciles with the “15 private investment funds” you mention in Factor 6.

●	In the subsection titled “Factor 1: How Long the Selling Shareholders Have Held the Shares,” you state that “the investors have held the initial shares from the April 2025 Private Placement for over six months.” You make a similar statement in Factor 6. Explain the basis for this belief, if the private placement closed in April.

●	In the subsection titled “Factor 6: Whether Under all the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company,” you argue that the historically low trading volume of the Common Stock argues in favor of treating this offering as a secondary. Explain the basis for your belief behind this statement, given that the volume of shares traded in one day exceeded 1 billion shares earlier this month.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Response: In response to this comment, the Company respectfully advises the Staff that the 59.63% number was inadvertently left in the Company’s previous submission of the response letter. As such, now that the 1:64 2025 Reverse Stock Split has taken effect, the 4 Selling Stockholders hold approximately 65.04% of the Company’s outstanding stock. The Company and the investors have decided to register 234,375 shares per investor (down from 1,171,875, post-Reverse Stock Split), and thus, a total of 937,500 shares (post-Reverse Stock Split) are now being registered herein. Separately, regarding bullet point number two (2) above, the Company agrees the investors have not yet held the shares for a full 6 six-month period, but it is approximately five months, which the Company believes constitutes a substantially similar timeframe for the purposes of this analysis. Lastly, with regards to bullet point number three (3) above, the Company notes the large volume on such day, but notes that trading in the stock has been very sporadic with a few large trading days and many days where trading has been very limited. The Company hopes that by reducing the number of shares registered by approximately 80%, it has eased the Staff’s 415 concerns even though the Company recognizes that they will likely incur higher costs of potentially filing several registration statements to fulfill the investors’ registration rights.

Separately,

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 516-459-8161.

Sincerely,

/s/ Arthur Marcus
Arthur Marcus, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW